Qualigen Therapeutics, Inc.

5857 Owens Avenue, Suite 300

Carlsbad, California 92008

December 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tylor Howes

Re:	Qualigen Therapeutics, Inc.
Registration Statement on Form S-1
File 33-283708

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Qualigen Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 19, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Sichenzia Ross Ference Carmel LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP, counsel to the Company, at 646-838-1310 and that such effectiveness also be confirmed in writing.

Very truly yours,

Qualigen Therapeutics, Inc.

By:	/s/ Kevin Richardson II
Kevin Richardson II
Interim Chief Executive Officer